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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 25, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604) 669-6660 F: (604) 669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Northgate and Rimfire Join Forces on RDN Property

PR04-08

Vancouver, Canada (March 25, 2004):  David Caulfield, President and CEO of Rimfire Minerals Corporation announces that Northgate Exploration Limited has been granted an option to explore the Company’s RDN project, a precious metal enriched massive sulphide target, 40 km north of the Eskay Creek Mine in northwest British Columbia.

The agreement allows Northgate to earn a 51% interest in the RDN by funding $5 million in exploration and making staged cash payments amounting to $200,000 over three years. An additional 9% interest in the project may be acquired by funding all expenditures through to the completion of a feasibility study. Rimfire will be project operator until Northgate has vested their 51% interest.

Christopher Rockingham, VP Business Development and Exploration for Northgate commented: “We are excited to have the opportunity to work with Rimfire, a group with a record of grass roots discovery, who have proven that careful systematic exploration work leads to success. This agreement also demonstrates Northgate's continuing commitment to exploration in British Columbia and our belief that there are more high grade deposits to be discovered.”

“We feel that Northgate will make an excellent partner based on the expertise in the Eskay Creek region that they bring to the table,” stated David Caulfield, President and CEO of Rimfire Minerals. “Northgate’s Exploration Manager, Carl Edmunds, was an integral member of the exploration team at the Eskay Creek Mine for both International Corona and Homestake Canada Inc.  His comprehensive knowledge of this deposit type will be a valuable asset as we explore the RDN Project.”

Under this agreement, Northgate is committed to fund at least $1 million in exploration in 2004. The program will focus on testing drill-ready targets defined by previous operators. This marks the fifth diamond drilling program planned for Rimfire projects in 2004, including two by AngloGold in Alaska at the ER and Eagle projects, one with partner Cangold Limited at the Thorn Project in northwest BC, and one by Serengeti Resources at the Tide Project, in the Stewart region of BC. Total expenditures on Rimfire projects are expected to eclipse $4.0 million in 2004.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.) Exploration Inc., Newmont Mining Company, Northgate Exploration Limited, Cangold Limited, Stikine Gold Corp., Serengeti Resources Inc. and Western Pacific Gold Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

March 15, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

March 25, 2004

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation announces that Northgate Exploration Limited has been granted an option to explore the Company’s RDN project. The agreement allows Northgate to earn a 51% interest in the RDN by funding $5 million in exploration and making staged cash payments amounting to $200,000 over three years. An additional 9% interest in the project may be acquired by funding all expenditures through to the completion of a feasibility study. Rimfire will be project operator until Northgate has vested their 51% interest.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation announces that Northgate Exploration Limited has been granted an option to explore the Company’s RDN project. The agreement allows Northgate to earn a 51% interest in the RDN by funding $5 million in exploration and making staged cash payments amounting to $200,000 over three years. An additional 9% interest in the project may be acquired by funding all expenditures through to the completion of a feasibility study. Rimfire will be project operator until Northgate has vested their 51% interest. Under this agreement, Northgate is committed to fund at least $1 million in exploration in 2004. The program will focus on testing drill-ready targets defined by previous operators.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Director 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of March, 2004.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

Infolink

North American Dissemination schedule

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604) 669-6660 F: (604) 669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire Forms Advisory Board

PR04-07

Vancouver, Canada (March 24, 2004):  Rimfire Minerals Corporation announces the formation of an Advisory Board to advise and assist the Company’s management and Board of Directors.  The first appointment to the Advisory Board is Mr. Michael de Villiers of the United Kingdom.  Mr. de Villiers, a member of the Institute of Commercial and Financial Accountants of Southern Africa and the Institute of Directors UK, brings a wealth of mining finance knowledge obtained through his participation in all aspects of project finance, mine development and operational financial management in diamond, industrial, base and precious metal mines in Asia, Africa and Europe.  More recently, Mr. de Villiers managed the group finance functions and assisted in the listing of Oxus Mining Plc. and Navan Mining Plc. on AIM and London Stock Exchanges.  Concurrent with his appointment, the Company has granted 60,000 stock options to Mr. de Villiers at a price of $0.95 per common share pursuant to the Company’s stock option plan approved by shareholders June 20, 2003.

The Company welcomes the addition of Robert Duncan, M.Sc. to the Company’s management team in the capacity of Manager of Exploration.  Mr. Duncan most recently held the position of Vice President Exploration with StrataGold Corporation, and held Senior Geologist and Geologist positions with a number of Vancouver-based junior and major explorers including Inmet Mining Corp., and Kennecott Canada Exploration Inc.  Mr. Duncan graduated from the University of British Columbia, with a B.Sc. (Honours) in Geological Sciences in 1996, and a M.Sc. in Geological Sciences in 1999.

David Caulfield, President and CEO states:  “Michael’s extensive and diverse background in mine finance, coupled with his knowledge of the capital markets in London and the rest of Europe, will be a great asset as our company continues to grow.  As we head into the 2004 field season, Mr. Duncan’s contribution will be extremely valuable, both managing current projects and working with the rest of our technical team to develop the next generation of exploration projects.”

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.) Exploration Inc., Newmont Mining Company, Cangold Limited, Stikine Gold Corp., Serengeti Resources Inc. and Western Pacific Gold Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

March 24, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

March 24, 2004

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation announces the formation of an Advisory Board to advise and assist the Company’s management and Board of Directors. Concurrent with his appointment, the Company has granted 60,000 stock options to Mr. de Villiers at a price of $0.95 per common share pursuant to the Company’s stock option plan approved by shareholders June 20, 2003.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation announces the formation of an Advisory Board to advise and assist the Company’s management and Board of Directors. The first appointment to the Advisory Board is Mr. Michael de Villiers of the United Kingdom.  Concurrent with his appointment, the Company has granted 60,000 stock options to Mr. de Villiers at a price of $0.95 per common share until March 24, 2006 pursuant to the Company’s stock option plan approved by shareholders June 20, 2003. The Company welcomes the addition of Robert Duncan, M.Sc. to the Company’s management team in the capacity of Manager, Exploration.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Director 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of March, 2004.

RIMFIRE MINERALS CORPORATION

“Henry J. Awmack”

Henry J. Awmack, Director

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

March 25, 2004